Term sheet
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 192-A-II dated June 4, 2010*

**Term Sheet**
**Product Supplement No. 192-A-II**
**Registration Statement No. 333-155535**
**Dated December 21, 2010; Rule 433**

JPMORGAN CHASE & CO.

**Structured Investments**

# $
# 3.50% (equivalent to 7.00% per annum) Callable Yield Notes due June 29, 2011 Linked to the Lesser Performing of the S&P 500® Index and the United States Oil Fund, LP

## General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of either the S&P 500® Index or the United States Oil Fund, LP and to forgo dividend payments. Investors should be willing to assume the risk that the notes may be called and the investors will receive less interest than if the notes were not called and the risk that, if the notes are not called, the investors may lose some or all of their principal at maturity.
- The notes will pay 3.50% (equivalent to 7.00% per annum) interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing price or closing level, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than the Protection Amount on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes may be called, in whole but not in part, at our option (such an event, an "Optional Call") on the Optional Call Date set forth below. If the notes are called pursuant to an Optional Call, payment on the Optional Call Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 29, 2011*
- The payment at maturity is ***not*** linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof

## Key Terms

| | |
|---|---|
| Underlyings: | The S&P 500® Index (the "Index") and the United States Oil Fund, LP (the "Fund") (each an "Underlying," and collectively, the "Underlyings") |
| Interest Rate: | 3.50% (equivalent to 7.00% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis. The notes may be called, in whole but not in part, at our option (such an event, an "Optional Call") on the Optional Call Date set forth below. |
| Protection Amount: | **With respect to each Underlying, an amount that represents 25.00% of the Starting Underlying Level of such Underlying (in the case of the United States Oil Fund, LP, subject to adjustments)** |
| Pricing Date: | On or about December 23, 2010 |
| Settlement Date: | On or about December 29, 2010 |
| Observation Date*: | June 24, 2011 |
| Maturity Date*: | June 29, 2011 |
| CUSIP: | 48124A6C6 |
| Monitoring Period: | The period from the Pricing Date to and including the Observation Date |
| Interest Payment Dates: | Interest on the notes will be payable monthly in arrears on the 29th calendar day of each month, except for the monthly interest payment due in February 2011, which will be payable on February 28, 2011 (each such day, an "Interest Payment Date"), commencing January 31, 2011, to and including the Maturity Date or, if the notes are called, to and including the Optional Call Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information. |
| Payment at Maturity: | If the notes are not called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, *unless*:<br>(a) the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying; *and*<br>(b) a Trigger Event has occurred.<br>If the notes are not called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:<br>$1,000 + ($1,000 x Lesser Performing Underlying Return)<br>*You will lose some or all of your principal at maturity if the notes are not called and the conditions described in (a) and (b) are both satisfied.* |
| Trigger Event: | A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount. |
| Underlying Return: | With respect to each Underlying, the Underlying Return is calculated as follows:<br>$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$ |
| Optional Call: | We, at our election, may call the notes, in whole but not in part, on the Optional Call Date prior to the Maturity Date at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest to but excluding the Optional Call Date. If we intend to call your notes, we will deliver notice to DTC at least five business days before the Optional Call Date. |
| Optional Call Date*: | March 29, 2011 |
| Additional Key Terms: | See "Additional Key Terms" on the next page. |

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Payment upon Optional Call," as applicable, in the accompanying product supplement no. 192-A-II

**Investing in the Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 192-A-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.**

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $24.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $17.50 per $1,000 principal amount note. The concessions of approximately $17.50 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $24.50 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $45.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-93 of the accompanying product supplement no. 192-A-II.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

J.P.Morgan

December 21, 2010

## Additional Terms Specific to the Notes

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 192-A-II and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.**

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 192-A-II dated June 4, 2010.  **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 192-A-II, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 192-A-II dated June 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002378/e39032_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Additional Key Terms

| | |
|---|---|
| Starting Underlying Level: | With respect to the Index, the closing level of such Index on the Pricing Date (the "Initial Index Level").  With respect to the Fund, the closing price of such Fund on the Pricing Date *divided by* the Share Adjustment Factor for such Fund (the "Initial Share Price").  We refer to each of the Initial Index Level for the Index and the Initial Share Price for the Fund as a "Starting Underlying Level." |
| Ending Underlying Level: | With respect to the Index, the closing level of such Index on the Observation Date (the "Ending Index Level").  With respect to the Fund, the closing price of one share of such Fund on the Observation Date (the "Final Share Price").  We refer to each of the Ending Index Level for the Index and the Final Share Price for the Fund as an "Ending Underlying Level." |
| Share Adjustment Factor: | With respect to the Fund, 1.0 on the pricing date and subject to adjustment under certain circumstances.  See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 192-A-II for further information about these adjustments. |
| Lesser Performing Underlying: | The Underlying with the Lesser Performing Underlying Return |
| Lesser Performing Underlying Return: | The lower of the Underlying Return of the S&P 500® Index and the United States Oil Fund, LP |

## Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at a rate of 3.50% (equivalent to 7.00% per annum) over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating.  Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 3.50% (equivalent to 7.00% per annum) over the term of the notes.  Interest will be payable monthly in arrears on the 29th calendar day of each month, except for the monthly interest payment due in February 2011, which will be payable on February 28, 2011 (each such day, an "Interest Payment Date"), commencing January 31, 2011, to and including the Maturity Date or, if the notes are called, to and including the Optional Call Date.  Interest will be payable to the holders of

JPMorgan Structured Investments —
Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the United States Oil Fund, LP

TS-1

record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or the Optional Call Date, as applicable.  If an Interest Payment Date or Optional Call Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.  For example, the monthly Interest Payment Date for January 2011 is January 29, 2011, but due to January 29, 2011 being a Saturday, payment of interest with respect to that Interest Payment Date will be made on January 31, 2011, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE** — If the notes are called pursuant to an Optional Call, on the Optional Call Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the Optional Call Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT CALLED** — If the notes are not called, we will pay you your principal back at maturity so long as a Trigger Event has not occurred or if the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level.  A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount. **However, if the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you could lose the entire principal amount of your notes.**

- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the notes is linked to the Lesser Performing Underlying, which will be either the S&P 500® Index or the United States Oil Fund, LP.
  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.
  The United States Oil Fund, LP, a Delaware limited partnership, is a commodity pool that issues units (which we refer to as "shares" for purposes of this term sheet and the accompanying product supplement) that may be purchased and sold on NYSE Arca, Inc. (the "NYSE Arca") under the ticker symbol "USO."  The investment objective of the United States Oil Fund, LP is for changes in percentage terms of the net asset value of the units of the Fund to reflect the changes in percentage terms of the spot prices of light, sweet crude oil delivered to Cushing, Oklahoma as traded on the New York Mercantile Exchange, less the Fund's expenses.  The Fund seeks to achieve its investment objective by investing in a mix of oil futures contracts and other oil interests such that changes in the Fund's net asset value will closely track the changes in the price of a specified oil futures contract.  For additional information on each Underlying, see the information set forth under "The S&P 500® Index" and "The United States Oil Fund, LP" in the accompanying product supplement no. 192-A-II.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 192-A-II.  We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is terminated if an Optional Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option.  We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes.  If the notes had priced on December 20, 2010, we would have treated approximately 5.14% of each coupon payment as interest on the Deposit and the remainder as Put Premium.  The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date.  Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Optional Call.  However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.  Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.  Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

JPMorgan Structured Investments —
Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the United States Oil Fund, LP

TS-2

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings, any equity securities included in the Index or any commodity futures contracts held by the Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 192-A-II dated June 4, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the notes are not called. If the notes are not called, we will pay you your principal back at maturity only so long as a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on the Optional Call Date or Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING** — If the notes are not called, unless a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are called, for each $1,000 principal amount note, you will receive $1,000 on the Optional Call Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Underlyings, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE OF EACH UNDERLYING** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *both* of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing level or closing price of each Underlying.

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, is less than the Starting Underlying Level of such Underlying by less than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING** — If the notes are not called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings' respective performances may not be correlated and, as a result, if the notes are not called, you may receive the principal amount of your notes at maturity only if there is a broad based rise in the performance of equities across diverse markets during the term of the notes.

- **THE OPTIONAL CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — Upon an Optional Call, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the Optional Call Date.

- **REINVESTMENT RISK** — If your notes are called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the Optional Call Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are called prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon a call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This

JPMorgan Structured Investments —
Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the United States Oil Fund, LP

TS-3

secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying does not fall below its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that such Underlying could close below its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period. An Underlying's volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE FUND** — Market prices of the commodity futures contracts held by the Fund tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in crude oil and related contracts, weather, and trade, fiscal and exchange control policies. Market price of crude oil futures contracts are significantly influenced by the Organization of Petroleum Exporting Countries ("OPEC"). OPEC has the potential to influence crude oil futures prices worldwide because its members possess a significant portion of the world's oil supply. These factors may affect the price of the Fund in varying ways, and different factors may cause the value of the commodity futures contracts included in the Fund or their prices to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Fund. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS OR THE RELATED COMMODITIES** — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts held by the Fund or owned the related commodities. As a result, a holder of the notes will not have any direct or indirect rights to any commodity futures contracts or the related commodities.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — Your payment at maturity may reflect the performance of the Fund, which holds commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **THE PERFORMANCE OF THE UNITED STATES OIL FUND, LP MAY NOT FULLY REPLICATE THE PERFORMANCE OF THE PRICE OF LIGHT, SWEET CRUDE OIL** – United States Commodity Funds, LLC, the general partner of the United States Oil Fund, LP, is responsible for investing the assets of the United States Oil Fund, LP in accordance with the objectives and policies of the United States Oil Fund, LP. The assets of the United States Oil Fund, LP consist primarily of investments in futures contracts for light, sweet crude oil, other types of crude oil, heating oil, gasoline, natural gas, and other petroleum-based fuels that are traded on the New York Mercantile Exchange, ICE Futures or other U.S. and foreign exchanges (collectively, "oil futures contracts") and other oil interests such as cash-settled options on oil futures contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of oil, other petroleum-based fuels, oil futures contracts and indices based on the foregoing (collectively, "other oil interests" and together with oil futures contracts, "oil interests"). The United States Oil Fund, LP seeks to achieve its investment objective by investing in a mix of oil futures contracts and other oil interests such that changes in the net asset value of the United States Oil Fund, LP will closely track the changes in the price of a specified oil futures contract (the "benchmark oil futures contract"). The United States Oil Fund, LP's general partner believes that the benchmark oil futures contract historically has exhibited a close correlation with the spot price of light, sweet crude oil. There is no assurance that the general partner of the United States Oil Fund, LP will successfully implement its investment strategy and there is a risk that changes in the price of United States Oil Fund, LP units will not closely track changes in the spot price of light, sweet crude oil. The performance of the Fund may not exactly replicate the performance of the oil interests underlying the Fund because the Fund will reflect transaction costs and fees. It is also possible that the Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the oil interests underlying the Fund due to the temporary unavailability of certain securities in the secondary market or the performance of any derivative instruments contained in the Fund. This could also happen if the price of the units does not correlate closely with the United States Oil Fund, LP's net asset value; changes in the United States Oil Fund, LP's net asset value do not closely correlate with changes in the price of the benchmark oil futures contract; or changes in the price of the benchmark oil futures contract do not closely correlate with changes in the cash or spot price of light, sweet crude oil. Light, sweet crude oil has also demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. The price of light, sweet crude oil may be more volatile than world crude oil prices generally.

- **THE PRICE OF CRUDE OIL MAY CHANGE UNPREDICTABLY AND AFFECT THE PRICE OF THE FUND AND THE VALUE OF THE NOTES IN UNFORESEEN WAYS** — The price of the Fund is affected by the price of light, sweet crude oil. The price of crude oil is subject to volatile price movements over short periods of time and is generally affected by numerous factors including:
  - demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries;
  - economic conditions that affect the end-use of crude oil as a refined product such as transport fuel, industrial fuel and in-home heating fuel;
  - U.S. government regulations, such as environmental or consumption policies;
  - geopolitical events, labor activity and, in particular, direct government intervention such as embargos;
  - supply disruptions in major oil producing regions of the world, production decisions by OPEC and other crude oil producers and cessation of hostilities that may exist in countries producing oil;
  - sudden disruptions in the supply of oil due to war, natural events, accidents or acts of terrorism; and
  - the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.
- **THERE ARE RISKS ASSOCIATED WITH THE UNITED STATES OIL FUND, LP** — Although the United States Oil Fund, LP's shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the United States Oil Fund, LP or that there will be liquidity in the trading market. The United States Oil Fund, LP is subject to management risk, which is the risk that United States Commodity Funds LLC's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the United States Oil Fund, LP, and consequently, the value of the notes.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Index would have.
- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Underlyings, the equity securities included in the Index or the commodity futures contracts held by the Fund. We or our affiliates may also trade in the Fund, instruments related to Underlyings, the equity securities included in the Index or the commodity futures contracts held by the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of a call or our payment to you at maturity.
- **THE ANTI-DILUTION PROTECTION FOR THE UNITED STATES OIL FUND, LP IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the United States Oil Fund, LP. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the United States Oil Fund, LP. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
- **THE FUND HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS** — The Fund was established on April 10, 2006 and therefore has a limited operating history. Past performance should not be considered indicative of future performance.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level and price of the Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether a Trigger Event has occurred;
  - the interest rate on the notes;
  - the expected volatility of the Underlyings and the futures contracts held by the Fund;
  - the time to maturity of the notes;
  - the Optional Call feature and whether we are expected to call the notes, which are likely to limit the value of the notes;
  - the market price of the physical commodities upon which the futures contracts held by the Fund are based;
  - the dividend rates on the equity securities included in the Index;
  - the market price of the commodities or commodity futures contracts underlying the Fund;
  - the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
  - interest and yield rates in the market generally as well as in the markets of the equity securities underlying the Index;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the Index or the equity securities included in the Index or markets generally and the commodities or commodity futures contracts underlying a Fund or commodity markets generally and which may affect the value of the commodity futures contracts and other investments held by the Fund, and thus the closing prices of the Fund;
  - the occurrence of certain events to the United States Oil Fund, LP that may or may not require an adjustment to the applicable Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index from January 7, 2005 through December 17, 2010 and the United States Oil Fund, LP from April 14, 2006 through December 17, 2010. The Index closing level of the S&P 500® Index on December 20, 2010 was 1247.08. The closing price of one share of the United States Oil Fund, LP on December 20, 2010 was $38.05.

We obtained the various closing levels and prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of any Underlying on any day during the Monitoring Period or the Observation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.





## What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The "note total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000.  **The table and examples below assume that the notes are not called prior to maturity and that the Lesser Performing Underlying is the S&P 500® Index.  We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity.**  In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 1250 and reflect Interest Rate of 3.50% (equivalent to 7.00% per annum) over the term of the notes and the Protection Amount of 25.00%.  **If the notes are called prior to maturity, your total return and total payment may be less than the amounts indicated below.**  The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Underlying Level | Lesser Performing Underlying Return | Trigger Event Has Not Occurred (1) | | Trigger Event Has Occurred (1) | |
| --- | --- | --- | --- | --- | --- |
| | | Note Total Return | Total Payments over the Term of the Notes | Note Total Return | Total Payments over the Term of the Notes |
| 2250.00 | 80.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 2062.50 | 65.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1875.00 | 50.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1750.00 | 40.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1625.00 | 30.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1500.00 | 20.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1375.00 | 10.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1312.50 | 5.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1250.00 | 0.00% | 3.50% | $1,035.00 | 3.50% | $1,035.00 |
| 1187.50 | -5.00% | 3.50% | $1,035.00 | -1.50% | $985.00 |
| 1125.00 | -10.00% | 3.50% | $1,035.00 | -6.50% | $935.00 |
| 1000.00 | -20.00% | 3.50% | $1,035.00 | -16.50% | $835.00 |
| 937.50 | -25.00% | 3.50% | $1,035.00 | -21.50% | $785.00 |
| 875.00 | -30.00% | N/A | N/A | -26.50% | $735.00 |
| 750.00 | -40.00% | N/A | N/A | -36.50% | $635.00 |
| 625.00 | -50.00% | N/A | N/A | -46.50% | $535.00 |
| 500.00 | -60.00% | N/A | N/A | -56.50% | $435.00 |
| 375.00 | -70.00% | N/A | N/A | -66.50% | $335.00 |
| 250.00 | -80.00% | N/A | N/A | -76.50% | $235.00 |
| 125.00 | -90.00% | N/A | N/A | -86.50% | $135.00 |
| 0.00 | -100.00% | N/A | N/A | -96.50% | $35.00 |

(1) A Trigger Event occurs if the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than 25% on any day during the Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

**Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 1250 to an Ending Underlying Level of 1312.50.**  Because the Ending Underlying Level of the Lesser Performing Underlying of 1312.50 is greater than its Starting Underlying Level of 1250, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,035 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $35 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.  This represents the maximum total payment an investor may receive over the term of the notes.

**Example 2: A Trigger Event has not occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1250 to an Ending Underlying Level of 1000.**  Even though the Ending Underlying Level of the Lesser Performing Underlying of 1000 is less than its Starting Underlying Level of 1250, because a Trigger Event has not occurred, the investor receives total payments of $1,035 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $35 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 3: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1250 to an Ending Underlying Level of 1000.** Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 1000 is less than its Starting Underlying Level of 1250, the investor receives total payments of $835 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $35 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -20\%)] + \$35 = \$835$$

**Example 4: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1250 to an Ending Underlying Level of 750.** Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 750 is less than its Starting Underlying Level of 1250, the investor receives total payments of $635 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $35 per $1,000 principal amount note over the term of the notes and a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -40\%)] + \$35 = \$635$$

**Example 5: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1250 to an Ending Underlying Level of 0.** Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of 1250, the investor receives total payments of $35 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $35 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$[\$1,000 + (\$1,000 \times -100\%)] + \$35 = \$35$$